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FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number:         3235-0287 |
    obligations may continue.  See           | Expires:     January 31, 2005 |
    Instructions 1(b).                       | Estimated average burden      |
                                             | hours per response....... 0.5 |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   Ryan              Michael               P.
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   (Last)            (First)            (Middle)

   c/o Prime Financial Services, Inc.
   11 Raymond Avenue
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                     (Street)

   Poughkeepsie           NY             12603
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Gilman & Ciocia, Inc. (GTAX)

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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)



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4. Statement for Month/Year

   May/2002

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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director                             [X] 10% Owner
   [ ] Officer (give title below)           [ ] Other (specify below)


   --------------------------------------------------

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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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
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Common Stock, par
value $.01 per share       5/1/02      P           400,000(1)    A          (1)                            I
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Common Stock, par
value $.01 per share       5/10/02     P           165,000(3)    A          (3)                            I
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                                                                                       1,245,004           I             (2)
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                                                                                          6,000            D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one person, see Instruction 4(b)(v).


                                                                         PAGE  1

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
 IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
                           VALID OMB CONTROL NUMBER.
                                                                          (over)

                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g. puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
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Oprion
(right to                                                                 Common
buy)       $75(1)     5/1/02     P       474,686       Immed.    5/1/07   Stock    474,686    (1)   474,686       (I)        (1)
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Option
(right to                                                                 Common
buy)       $75(3)     5/10/02    P       168,981       Immed.    5/10/07  Stock    168,981    (3)   168,981       (I)        (3)
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Explanation of Responses:

(1)  Represents the purchase by Prime Financial Services, Inc. ("Prime") on May 1, 2002 of 400,000 shares from James
     Ciocia, the Chairman of the Issuer pursuant to a Stock Purchase and Option Agreement (the "Ciocia Agreement").
     Pursuant to the Ciocia Agreement, Prime also acquired an option to purchase 474,686 shares at an exercise price equal to the greater of 160% of the market price of the Issuer's common stock, or $75 per share. Prime paid an aggregate price of $1.2 million under the Agreement. All 874,686 shares were placed in a voting trust with the
     Reporting Person as voting trustee. The Reporting Person is an officer and 50% shareholder of Prime.

(2)  Represents shares of common stock owned by Prime and its subsidiaries, 5,700 shares owned by Prudential Serls Prime
     Properties (of which the Reporting Person is a 25% shareholder and director), and 1,200 shares owned by the
     Reporting Person's wife, Carole Enisman. The Reporting Person disclaims beneficial ownership of the shares held by
     Prudential Serls Prime Properties and Ms. Enisman.

(3)  Pursuant to a Stock Purchase and Option Agreement with Kathryn Travis, Secretary of the Issuer, dated May 10, 2002
     (the "Travis Agreement"), Prime acquired the right to acquire 165,000 shares of the Issuer's common stock at approximately $3.00 per share and an additional option to purchase 168,981 shares at an exercise price equal to the greater of 160% of the market price of the Issuer's common stock, or $75 per share. Prime agreed to pay an aggregate purchase price of $495,000 under the Travis Agreement.

              /s/ Michael Ryan                                   6/10/02
              ----------------------------------------     --------------------
              ** Signature of Reporting Person                    Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
 IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
                           VALID OMB CONTROL NUMBER.
                                                                          PAGE 4